Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2014 RESULTS

Continued to Deliver Healthy Margins and Operating Cash Flow

Completed Company-Wide Reorganization Announced Under the Rogers 3.0 Plan to

Enhance Customer Experience and Re-Accelerate Growth

Launched Ground-Breaking NHL Video Experience to Rogers Customers and Announced Exciting

New shomi Subscription Video On-Demand Service

TORONTO (October 23, 2014) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the third quarter ended September 30, 2014.

Financial Highlights

(In millions of Canadian dollars, except per share amounts,	Three months ended September 30
unaudited)	2014	2013

Operating revenue	3,252	3,224
As adjusted [1] :
Operating profit	1,312	1,341
Net income	405	501
Basic earnings per share	0.79	0.97
Diluted earnings per share	0.78	0.97

Free cash flow [1]	370	506

Net income	332	464
Basic earnings per share	0.64	0.90
Diluted earnings per share	0.64	0.90
Cash provided by operating activities	1,057	1,052

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“During the third quarter, we completed the customer-centric structural reorganization we announced in May under Rogers 3.0 and are now up and running. The business is gaining momentum with the recent unveiling of our awesome new NHL experiences and with the launch in the coming days of our shomi subscription video on-demand service,” said Guy Laurence, President and Chief Executive Officer of Rogers Communications Inc. “While it will take time to fully execute on our multi-year plan, Q3 results are where we expected them to be. Wireless revenue and postpaid ARPU profiles improved again this quarter and we continue to generate strong margins and operating cash flow.”

Rogers Communications Inc.	1	Third Quarter 2014

Financial Highlights

Operating revenue

•

Consolidated revenue increased 1% this quarter, reflecting revenue growth of 2% year over year in Wireless and 3% in Business Solutions, while revenue in Media was steady, and was partially offset by a decline of 1% in Cable. Wireless revenue increased from higher equipment sales and moderate growth in service revenue. Cable revenue decreased as a result of Television subscriber losses over the past year, partially offset by continued Internet revenue growth and the impact of pricing changes. Media revenue was stable as growth at Sportsnet, The Shopping Channel, and the Toronto Blue Jays was offset by continued softness in conventional television and print advertising.

•	Activated 614,000 wireless smartphones, of which 31% were new subscribers, with higher-value smartphone customers growing to represent 77% of Wireless postpaid subscribers.

Adjusted operating profit and net income

•

The 2% decrease in consolidated adjusted operating profit reflects decreases in Cable of 4% year over year and in Media of 58%, partially offset by an increase at Wireless of 1% and Business Solutions of 10%. Wireless experienced continued growth in the subscriber base and higher data revenues combined with lower operating costs. Cable results were impacted by a one-time cumulative CRTC fee adjustment and investments in NHL-related advertising. Media results were impacted by lower advertising revenues, investments in Toronto Blue Jays player salaries, programming costs, Next Issue Canada costs, and the launch preparation for Rogers’ NHL initiative.

•	Consolidated adjusted operating profit margin was 40.3% this quarter with margins at Wireless of 51.3% and at Cable of 47.3%.

•

The reductions of 19% in adjusted net income and 28% in net income are mainly the result of the 2% decrease in adjusted operating profit and 12% increases in both depreciation and amortization and finance costs.

Maintained strong balance sheet and available liquidity

•	Generated $370 million of consolidated quarterly free cash flow, including cash provided by operating activities of $1,057 million.

•

Approximately $2.7 billion of available liquidity at September 30, 2014, including $104 million of cash, $2.5 billion available under the bank credit facility and $113 million available under the accounts receivable securitization program.

•	Returned $235 million of cash to shareholders by paying out a quarterly cash dividend of 45.75 cents per share, which was 5% greater than in the same period of 2013.

Strategic Highlights

Overhaul the customer experience

•

We completed a structural reorganization under the Rogers 3.0 plan to enhance service, accountability and agility by structuring teams around our customers and removing management layers to ensure that senior leadership is closer to frontline employees and to customers.

•

Launched Device Tune-Up, a free service available to all Rogers and Fido wireless customers in retail stores. The service provides easy, on-the-spot diagnostics and device support, including helping customers get their phones running faster, back up or restore their information, and fix their batteries.

•

Announced Rogers Talks, a series of free events across Canada for small businesses in conjunction with Small Business Month (October). Experts in social media, marketing and sales were on hand to talk about how technology can help grow their business.

Rogers Communications Inc.	2	Third Quarter 2014

Focus on innovation and network leadership

•

PCMag.com, for the second straight year in September 2014, has recognized Rogers’ LTE network as the fastest downstream mobile network in Canada and was recommended as the best network for streaming media, especially video. Rogers’ cable network was also again recognized by PCMag.com as Canada’s fastest broadband Internet service provider.

•

Deployed recently acquired 700 MHz spectrum in rural and urban communities in Ontario, British Columbia, Alberta, Quebec and New Brunswick, delivering the ultimate mobile video experience to Rogers customers.

Deliver compelling content everywhere

•

Launched Rogers NHL GameCentre LIVE with more than 1,000 regular season games available on smartphones, tablets and computers and significantly enhanced features - available free to Rogers wireless data and Internet customers until December 31, 2014 and to all Canadians at retail pricing.

•

Launched GamePlus, available exclusively to Rogers customers as an exciting new dimension of Rogers NHL GameCentre LIVE that brings unique camera angles, more interviews, and on-demand replays to tablets and smartphones. Customers can choose to watch from several camera feeds and can review the big plays from up to seven different angles.

•

Sportsnet kicked off its 2014-15 NHL national broadcast schedule on October 8, 2014, setting a record for the most watched broadcast in network history, and was the number one program of the night across the country with 8 million Canadians tuned in to the three NHL games that were aired. Approximately 55,000 fans live streamed their favourite team using Rogers NHL GameCentre LIVE online at home or using their mobiles and tablets and experienced exclusive access to GamePlus camera angles and features for an incredible second screen viewing experience.

•

Announced shomi, a new subscription video-on-demand service available online and through cable set-top boxes launching in early November, which ups the ante in entertainment with the latest shows, a significant selection of sequel library content, together with an easy to use interface and more personalized selections for customers. shomi is a joint venture equally owned by Rogers and Shaw Communications.

•

Reached a three-year broadcast rights agreement with the Montreal Canadiens, becoming the official English-language regional television rights holder. When combined with Rogers’ current national package of 40 Canadiens games, the NHL on Sportsnet will now deliver to fans all 82 Montreal Canadiens regular season games and playoffs.

•	Announced a ten-year multi-platform agreement making Rogers the exclusive distributor of WWE’s flagship programming in Canada.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, adjusted net debt and free cash flow. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See the section “Non-GAAP Measures” in the third quarter 2014 MD&A that follows for information about these measures, including how we calculate them.

Rogers Communications Inc.	3	Third Quarter 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance in the three and nine months ended September 30, 2014.

This MD&A should be read in conjunction with our third quarter 2014 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto which have been prepared in accordance with IFRS, our 2013 Annual MD&A and our 2013 Annual Audited Consolidated Financial Statements and Notes thereto, and our other recent filings with Canadian and U.S. securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

All amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as of October 22, 2014 and was reviewed by the Audit Committee of our Board of Directors. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. In addition to the business segments discussed below, RCI also holds interests in various investments and ventures.

In this MD&A, this quarter refers to the three months ended September 30, 2014, and year to date refers to the nine months ended September 30, 2014. All results commentary is compared to the equivalent periods in 2013 or as at December 31, 2013, unless otherwise indicated.

Four business segments

We report our results of operations in the following four segments:

Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre   and cloud-based services for medium and large Canadian businesses, governments, and on a wholesale basis to   other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, digital media, multi-platform shopping, publishing, and sports media and entertainment

Wireless, Cable and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP) and certain other wholly owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc. and its subsidiaries.

Where to find it

Consolidated Financial Results	5	Financial Guidance	26
Results of our Business Segments	7	Key Performance Indicators	26
Consolidated Net Income Analysis	14	Non-GAAP Measures	27
Managing our Liquidity and Financial Resources	17	Other Information	30
Financial Condition	20	About Forward-Looking Information	32
Financial Risk Management	20	About Rogers Communications Inc.	33
Regulatory Developments	23	Quarterly Investment Community Teleconference	33
Updates to Risks and Uncertainties	23	For More Information	34
Critical Accounting Policies and Estimates	24

Rogers Communications Inc.	4	Third Quarter 2014

Consolidated Financial Results

(In millions of dollars, except margins and per share amounts)	Three months ended September 30			Nine months ended September 30
	2014	2013	% Chg	2014	2013	% Chg

Operating revenue
Wireless	1,880	1,846	2	5,407	5,419	-
Cable	864	873	(1)	2,596	2,604	-
Business Solutions	96	93	3	285	276	3
Media	440	440	-	1,282	1,251	2
Corporate items and intercompany eliminations	(28)	(28)	-	(86)	(87)	(1)
Operating revenue	3,252	3,224	1	9,484	9,463	-

Adjusted operating profit
Wireless	888	875	1	2,521	2,461	2
Cable	409	425	(4)	1,241	1,285	(3)
Business Solutions	32	29	10	88	77	14
Media	23	55	(58)	53	112	(53)
Corporate items and intercompany eliminations	(40)	(43)	(7)	(117)	(109)	7
Adjusted operating profit [1]	1,312	1,341	(2)	3,786	3,826	(1)

Adjusted operating profit margin [1]	40.3%	41.6%	(1.3 pts)	39.9%	40.4%	(0.5 pts)

Net income	332	464	(28)	1,044	1,349	(23)
Diluted earnings per share	0.64	0.90	(29)	1.97	2.60	(24)

Adjusted net income [1]	405	501	(19)	1,177	1,412	(17)
Adjusted diluted earnings per share [1]	0.78	0.97	(20)	2.28	2.73	(16)

Additions to property, plant and equipment	638	548	16	1,702	1,537	11
Free cash flow [1]	370	506	(27)	1,162	1,439	(19)
Cash provided by operating activities	1,057	1,052	-	2,667	2,918	(9)

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be comparable to similar measures presented by other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	5	Third Quarter 2014

Key Changes in Financial Results from 2013

(In millions of dollars)	Three months ended September 30, 2014	Nine months ended September 30, 2014	see page

Operating revenue changes - higher (lower):
Network - Wireless	6	(37)	7
Equipment - Wireless	28	25	8
Cable	(9)	(8)	9
Business Solutions	3	9	11
Media	-	31	12
Corporate items and intercompany eliminations	-	1
Higher operating revenue compared to 2013	28	21

Adjusted operating profit changes - higher (lower):
Wireless	13	60	8
Cable	(16)	(44)	10
Business Solutions	3	11	11
Media	(32)	(59)	12
Corporate items and intercompany eliminations	3	(8)
Lower adjusted operating profit [1] compared to 2013	(29)	(40)
(Higher) lower stock-based compensation	(2)	41	14
Higher restructuring, acquisition and other	(53)	(69)	14
Higher depreciation and amortization	(56)	(194)	14
Higher finance costs	(22)	(69)	15
Change in other expense	(9)	(78)	15
Lower income taxes	39	104	15
Lower net income compared to 2013	(132)	(305)	16
Higher (lower) stock-based compensation	2	(41)	14
Higher restructuring, acquisition and other	53	69	14
Repayment of long-term debt	-	29	15
Sale of TVtropolis	-	47	15
Income taxes	(19)	(34)	15
Lower adjusted net income compared to 2013	(96)	(235)	16

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Operating revenue

Wireless network revenue was moderately higher this quarter and decreased on a year to date basis primarily because of pricing changes made that were associated with our customer friendly simplified pricing plans and the introduction in 2013 of lower priced roaming plans.

Cable operating revenue decreased this quarter and year to date primarily because of TV subscriber losses over the past year and a more competitive pricing environment, partially offset by Internet revenue growth and the impact of pricing changes across all product types.

Business Solutions operating revenue increased this quarter and year to date primarily because of continuing growth in on-net and next generation services and increased revenue from our data centre businesses, partially offset by a reduction in low margin, off-net legacy revenue.

Media operating revenue was unchanged this quarter and increased year to date primarily because of revenue growth at Sportsnet, the Toronto Blue Jays and The Shopping Channel, offset by continued softness in conventional and print advertising.

Adjusted operating profit

Wireless adjusted operating profit increased this quarter and year to date primarily because of the network revenue changes described above and cost reductions, partially offset by higher volumes of subsidized smartphones.

Cable adjusted operating profit decreased this quarter and year to date primarily because of a one-time cumulative CRTC fee adjustment and investments in NHL-related advertising, in addition to revenue changes discussed above.

Media’s adjusted operating profit decreased this quarter and year to date as the increase in Media’s operating revenue was more than offset by investments in player salaries at the Toronto Blue Jays, increased programming costs, and ramp-up costs associated with the launch of Next Issue Canada and the NHL licensing agreement which became effective July 1, 2014.

Rogers Communications Inc.	6	Third Quarter 2014

Results of our Business Segments

Wireless

Financial results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2014	2013	% Chg	2014	2013	% Chg

Operating revenue
Network revenue	1,732	1,726	-	5,042	5,079	(1)
Equipment sales	148	120	23	365	340	7
Operating revenue	1,880	1,846	2	5,407	5,419	-

Operating expenses
Cost of equipment [1]	(361)	(321)	12	(991)	(1,048)	(5)
Other operating expenses	(631)	(650)	(3)	(1,895)	(1,910)	(1)
	(992)	(971)	2	(2,886)	(2,958)	(2)
Adjusted operating profit	888	875	1	2,521	2,461	2

Adjusted operating profit margin as a % of network revenue	51.3%	50.7%	0.6 pts	50.0%	48.5%	1.5 pts
Additions to property, plant and equipment	285	192	48	720	622	16

[1]	Includes the cost of equipment sales and direct channel subsidies.

Subscriber results 1,2

(Subscriber statistics in thousands, except churn and ARPU)	Three months ended September 30			Nine months ended September 30
	2014	2013	Chg	2014	2013	Chg

Postpaid
Gross additions	336	359	(23)	941	1,052	(111)
Net additions	17	64	(47)	57	194	(137)
Total postpaid subscribers	8,131	8,040	91	8,131	8,040	91
Churn (monthly)	1.31%	1.23%	0.08 pts	1.21%	1.21%	-
ARPU (monthly)	$68.32	$68.77	$(0.45)	$66.65	$68.22	$ (1.57)
Prepaid
Gross additions	165	161	4	369	405	(36)
Net additions (losses)	41	16	25	(63)	(133)	70
Total prepaid subscribers	1,366	1,458	(92)	1,366	1,458	(92)
Churn (monthly)	3.12%	3.33%	(0.21 pts)	3.53%	3.99%	(0.46 pts)
ARPU (monthly)	$16.47	$16.84	$(0.37)	$15.18	$15.70	$ (0.52)
Blended ARPU	$60.96	$60.81	$0.15	$59.23	$59.91	$ (0.68)

[1]	Does not include subscribers from our wireless home phone product.
[2]	Average Revenue Per User (“ARPU”), subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.

Network revenue

Network revenue was moderately higher this quarter and decreased year to date as a result of:

•	higher data revenue related to an increase in postpaid subscriber levels and higher usage of wireless data services; offset by
•

the continued adoption of customer friendly simplified pricing plans, which generally bundle in certain features such as voicemail, caller ID and domestic long-distance for which we have charged separately in the past; and

•	the introduction over the past year of lower priced U.S. and international roaming pricing and plans which offer consumers more value.

Excluding the decline in roaming revenue, network revenue would have increased by 2% this quarter and 1% year to date. Postpaid ARPU would have increased by 1% this quarter and would have been consistent year to date.

Postpaid churn increased eight basis points this quarter to 1.31%, compared to 1.23% in the same period last year due to competitive intensity and a heightened focus towards migrating customers to current price plans to optimize subscriber value.

Gross postpaid subscriber additions of 336,000 this quarter were 6% lower, which, combined with churn, reduced net postpaid subscriber additions to 17,000.

Rogers Communications Inc.	7	Third Quarter 2014

We activated and upgraded approximately 614,000 smartphones for new and existing subscribers this quarter, compared to approximately 574,000 in the same period last year. This 7% increase was primarily due to a 19% increase in hardware upgrades by existing subscribers this quarter which coincided with the recent launch of the iPhone 6, partially offset by the 6% reduction in postpaid gross additions.

The percentage of subscribers with smartphones this quarter was 77% of our total postpaid subscriber base, compared to 73% in the same period last year. Smartphone subscribers typically generate significantly higher ARPU and are less likely to churn than customers on less advanced devices.

With the evolution to simplified price plans, which include both voice and data, the delineation between voice and data revenues is increasingly made by allocation versus by direct assignment. Data revenue increased by 9% this quarter and 10% year to date primarily because of the continued penetration and growing use of smartphones, tablet devices and wireless laptops, which are increasing the use of e-mail, Internet access, social media, mobile video, text messaging and other wireless data services. Data revenue exceeded voice revenue and represented approximately 52% of total network revenue this quarter, compared to approximately 48% in the same period last year.

Equipment sales

Revenue from equipment sales increased by 23% this quarter and 7% year to date primarily because of a shift in the sales mix of smartphones sold at higher prices. In addition, there were higher existing subscriber upgrades, partially offset by the lower number of gross activations. During this quarter, we activated 38% more iPhones and customers choosing to upgrade wireless devices represented approximately 5% of the postpaid subscriber base, compared to 4% in the same period last year.

Operating expenses

The cost of equipment sales increased by 12% this quarter primarily because of the shift in the mix towards higher priced smartphones as well as higher existing subscriber upgrades to new devices. Year to date cost of equipment sales decreased by 5% as a result of fewer subscriber hardware upgrades and fewer gross activations, as described above.

Total customer retention spending (including subsidies on handset upgrades) increased to $219 million this quarter compared to $192 million in the same period last year as 19% more existing subscribers upgraded their hardware in the current quarter. Year to date retention spending decreased to $640 million from $647 million last year as 3% fewer existing subscribers upgraded their hardware.

Other operating expenses (excluding retention spending) decreased by 5% this quarter and 2% year to date as a result of improvements in cost management and efficiency gains.

Adjusted operating profit

Adjusted operating profit increased by 1% this quarter and 2% year to date as a result of:

•	continued growth of wireless data revenue and cost efficiency gains; partially offset by
•	changes in volumes of hardware sales and upgrades; and
•	pricing changes associated with our simplified plans and the introduction of lower priced and higher value roaming plans.

Rogers Communications Inc.	8	Third Quarter 2014

Cable

Financial results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2014	2013	% Chg	2014	2013 [1]	% Chg

Operating revenue
Television	433	452	(4)	1,301	1,367	(5)
Internet	311	294	6	928	858	8
Phone	118	125	(6)	360	373	(3)
Service revenue	862	871	(1)	2,589	2,598	-
Equipment sales	2	2	-	7	6	17
Operating revenue	864	873	(1)	2,596	2,604	-

Operating expenses
Cost of equipment	(1)	(2)	(50)	(4)	(4)	-
Other operating expenses	(454)	(446)	2	(1,351)	(1,315)	3
	(455)	(448)	2	(1,355)	(1,319)	3
Adjusted operating profit	409	425	(4)	1,241	1,285	(3)

Adjusted operating profit margin	47.3%	48.7%	(1.4 pts)	47.8%	49.3%	(1.5 pts)
Additions to property, plant and equipment	274	299	(8)	764	747	2

[1]	The operating results of Mountain Cable are included in the Cable results of operations from the date of acquisition on May 1, 2013.

Subscriber results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2014	2013	Chg	2014	2013	Chg

Cable homes passed	4,025	3,956	69	4,025	3,956	69
Television
Net losses	(30)	(39)	9	(83)	(99)	16
Total Television subscribers [2]	2,044	2,155	(111)	2,044	2,155	(111)
Internet
Net additions	16	18	(2)	38	50	(12)
Total Internet subscribers [2]	1,999	1,948	51	1,999	1,948	51
Phone
Net (losses) additions	(7)	3	(10)	4	37	(33)
Total phone subscribers [2]	1,157	1,148	9	1,157	1,148	9
Total service units [2,3]
Net losses	(21)	(18)	(3)	(41)	(12)	(29)
Total service units	5,200	5,251	(51)	5,200	5,251	(51)

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]

On May 1, 2013, we acquired 40,000 Television subscribers, 38,000 digital cable households, 34,000 cable high-speed Internet subscribers and 37,000 cable telephony lines from our acquisition of Mountain Cable. The acquisition also increased homes passed by 59,000.

[3]	Includes Television, Internet and phone subscribers.

Operating revenue

Overall Cable revenue decreased by 1% this quarter and remained consistent year to date as a result of:

•	Television subscriber losses over the past year and retention-related discounting; partially offset by
•	continued growth in subscribers to our Internet products combined with the impact of pricing changes implemented over the past year.

Year to date, operating revenue was also impacted by the May 2013 acquisition of Mountain Cable.

Television revenue

Revenue from Television decreased this quarter and year to date as a result of:

•	the decline in Television subscribers over the past year; and
•	the impact of promotional and retention pricing activity associated with heightened pay TV competition; partially offset by
•	the impact of pricing changes implemented over the past year.

The digital cable subscriber base represented 87% of our total Television subscriber base at the end of the quarter, compared to 83% at September 30, 2013. The larger selection of digital content, video on-demand, HDTV and PVR

Rogers Communications Inc.	9	Third Quarter 2014

equipment, combined with the ongoing analog to digital conversion initiative, continue to contribute to the increasing penetration of the digital subscriber base as a percentage of our total Television subscriber base.

Internet revenue

Internet revenue increased by 6% this quarter and 8% year to date as a result of:

•	a larger Internet subscriber base;
•	general movement to higher end speed and usage tiers; and
•	changes in Internet service pricing.

Phone revenue

Phone revenue decreased by 6% this quarter and 3% year to date as a result of:

•	increased promotional discount pricing activity for new subscribers on multi-product bundles and competitive activity; partially offset by
•	a higher phone subscriber base and the impact of pricing changes.

Operating expenses

Operating expenses increased by 2% this quarter and 3% year to date as a result of:

•	$5 million of one-time cumulative Local Program Improvement Fund adjustment relating to a CRTC ruling this quarter;
•	investments in NHL-related advertising; partially offset by
•	various cost efficiency and productivity initiatives.

Additionally, year to date Cable results in 2013 benefitted from an $8 million positive adjustment in the first quarter of that year to licence fees payable to match the CRTC’s billing period.

Adjusted operating profit

Adjusted operating profit decreased by 4% this quarter and 3% year to date as a result of the revenue and expense changes discussed above.

Other Cable developments

In October 2014, subsequent to the end of the third quarter, we signed an agreement to acquire Source Cable Limited, a Cable, Internet, and phone service provider with approximately 26,000 homes passed and 43,000 total service units situated in Hamilton, Ontario for approximately $160 million. The Source Cable subscriber footprint is situated adjacent to existing Rogers cable systems and should enable numerous synergies. This transaction is expected to close in the fourth quarter of 2014.

Rogers Communications Inc.	10	Third Quarter 2014

Business Solutions

Financial results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2014	2013 [1]	% Chg	2014	2013 [1]	% Chg

Operating revenue
Next generation	69	54	28	200	150	33
Legacy	26	38	(32)	82	115	(29)
Service revenue	95	92	3	282	265	6
Equipment sales	1	1	-	3	11	(73)
Operating revenue	96	93	3	285	276	3

Operating expenses	(64)	(64)	-	(197)	(199)	(1)
Adjusted operating profit	32	29	10	88	77	14

Adjusted operating profit margin	33.3%	31.2%	2.1 pts	30.9%	27.9%	3.0 pts
Additions to property, plant, and equipment	28	20	40	93	66	41

[1]

The operating results of Blackiron are included in the Business Solutions results of operations from the date of acquisitions on April 17, 2013. Pivot Data Centres’ results are excluded from Business Solutions’ 2013 results of operations as it was acquired on October 1, 2013.

Business Solutions continues to focus primarily on next generation IP-based services, leveraging higher margin on-net and near-net service revenue opportunities, and using existing network facilities to expand offerings to the medium and large sized enterprise, public sector and carrier wholesale markets. Business Solutions is also focused on data centre colocation, hosting, cloud, and disaster recovery services. Next generation services in this quarter represented 73% of total service revenue. Revenue from the lower margin off-net legacy business generally includes local and long-distance voice services and legacy data services which often use facilities that are leased from other carriers rather than owned.

Operating revenue

Service revenue increased by 3% this quarter and 6% year to date as a result of:

•	growth from the acquisitions of Pivot Data Centres and Blackiron in October and April 2013, respectively; and
•	continuing execution of our plan to grow higher margin on-net and next generation IP-based services revenue; partially offset by
•

the continuing decline in the legacy off-net voice and data business. We expect this trend to continue as we focus the business on on-net opportunities and customers move to more advanced and cost effective IP services.

Excluding the Pivot Data Centres acquisition, total services revenue this quarter would have decreased by 6% and next generation services revenue would have increased by 11%.

Equipment sales were unchanged this quarter and decreased year to date as the first quarter of 2013 included a non-recurring equipment sale.

Operating expenses

Operating expenses remained unchanged this quarter as a result of:

•	higher on-net and next generation service costs associated with higher volumes; and
•	incremental expenses related to our data centre acquisitions; offset by
•	lower legacy service costs related to planned lower volumes and customer levels, and ongoing initiatives to improve costs and productivity.

In addition, operating expenses decreased by 1% year to date as the comparative period included cost of sales associated with a non-recurring equipment sale.

Adjusted operating profit

Adjusted operating profit increased by 10% this quarter and 14% year to date as a result of the continued growth in higher margin on-net and next generation business, the contribution of acquired data centres, and productivity improvements.

Rogers Communications Inc.	11	Third Quarter 2014

Media

Financial results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2014	2013	% Chg	2014	2013 [1]	% Chg

Operating revenue	440	440	-	1,282	1,251	2

Operating expenses	(417)	(385)	8	(1,229)	(1,139)	8
Adjusted operating profit	23	55	(58)	53	112	(53)

Adjusted operating profit margin	5.2%	12.5%	(7.3 pts)	4.1%	9.0%	(4.9 pts)
Additions to property, plant and equipment	23	18	28	66	45	47

[1]	The operating results of Sportsnet 360 (formerly theScore) are included in the Media results of operations from the date of acquisition on April 30, 2013.

Operating revenue

Operating revenue remained unchanged this quarter and increased by 2% year to date as a result of:

•	higher subscription revenue generated by our Sportsnet properties;
•	higher revenue associated with the Toronto Blue Jays; and
•	higher sales at The Shopping Channel, and Next Issue Canada which launched in late 2013; offset by
•	continued softness in conventional television and print advertising.

Operating expenses

Operating expenses increased by 8% this quarter and year to date as a result of:

•	higher player salaries of approximately $10 million this quarter and $20 million year to date at the Toronto Blue Jays;
•	higher programming costs;
•	costs of approximately $6 million this quarter and $17 million year to date associated with the growth of Next Issue Canada; and
•	ramp-up costs of approximately $6 million this quarter and $9 million year to date associated with the NHL licensing agreement which became effective July 1, 2014 in advance of the current NHL season.

Adjusted operating profit

Adjusted operating profit decreased this quarter and year to date, reflecting the revenue and expense changes described above.

Rogers Communications Inc.	12	Third Quarter 2014

Additions to Property, Plant and Equipment

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except capital intensity 1)	2014	2013	% Chg	2014	2013	% Chg

Additions to property, plant and equipment
Wireless	285	192	48	720	622	16
Cable	274	299	(8)	764	747	2
Business Solutions	28	20	40	93	66	41
Media	23	18	28	66	45	47
Corporate	28	19	47	59	57	4
Total additions to property, plant and equipment	638	548	16	1,702	1,537	11

Capital intensity [1]	19.6%	17.0%	2.6 pts	17.9%	16.2%	1.7 pts

[1]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Total property, plant and equipment additions this quarter and year to date was higher than in the same periods of 2013, as we expected, reflecting a heightened focus on deploying our capital in a way that better spreads the work more manageably throughout the year.

Wireless

Wireless property, plant and equipment additions in 2014 reflect LTE capacity investments and site build activity to further enhance network coverage and quality. Our continued deployment of the LTE network reached approximately 79% of Canada’s population at September 30, 2014.

Cable

The changes in Cable property, plant and equipment additions on a quarterly basis are primarily due to the timing of undertaken initiatives. Investments year to date were made to improve the capacity of our Internet platform, improve the reliability and quality of the network, and continued development related to the next generation IP based video service. We also invested in customer equipment related to the continued roll out of our next generation NextBox digital set-top boxes and for subscribers migrating from analog to digital.

Business Solutions

Business Solutions property, plant and equipment additions increased this quarter and year to date as a result of expanding customer networks and investments made by Blackiron and Pivot Data Centres, which we acquired last year.

Media

Media property, plant and equipment additions increased this quarter and year to date as a result of investments made to our IT infrastructure and NHL broadcast facilities.

Rogers Communications Inc.	13	Third Quarter 2014

Consolidated Net Income Analysis

This section discusses the items below our adjusted operating profit line that impact consolidated net income.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit [1]	1,312	1,341	(2)	3,786	3,826	(1)
Stock-based compensation	(9)	(7)	29	(25)	(66)	(62)
Restructuring, acquisition and other	(91)	(38)	139	(130)	(61)	113
Depreciation and amortization	(533)	(477)	12	(1,584)	(1,390)	14
Finance costs	(202)	(180)	12	(615)	(546)	13
Other (expense) income	(12)	(3)	n/m	(11)	67	n/m
Income tax	(133)	(172)	(23)	(377)	(481)	(22)
Net income	332	464	(28)	1,044	1,349	(23)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Stock-based compensation

Our net stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units is generally determined by:

•	vesting of stock options and share units; and
•	changes in the market price of RCI Class B shares; offset by
•

the impact of certain derivative instruments designed to hedge a portion of the price appreciation risk for our stock-based compensation program which was started in March 2013. See “Financial Risk Management” for information about equity derivatives.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2014	2013	2014	2013

Impact of vesting	11	9	34	30
Impact of change in price	(6)	17	(39)	5
Equity derivatives, net of interest receipt	4	(19)	30	31
Total stock-based compensation	9	7	25	66

Stock-based compensation decreased year to date primarily as a result of the increased market price of the RCI Class B common shares in early 2013 prior to the implementation of the equity derivatives program.

In April 2014, we extended the term of the equity derivatives which partially hedge our stock-based compensation costs for a further year to expire in April 2015, with all other terms and conditions remaining substantially unchanged.

Restructuring, acquisition and other

Restructuring, acquisition and other for this quarter and year to date primarily reflects costs relating to the reorganization associated with the Rogers 3.0 plan.

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	%Chg

Depreciation	492	437	13	1,460	1,281	14
Amortization	41	40	3	124	109	14
Total depreciation and amortization	533	477	12	1,584	1,390	14

Depreciation and amortization increased this quarter and year to date mainly because of:

•	significant recent investment and roll out of new customer equipment at Cable, mostly next generation NextBox digital TV set-top boxes which are depreciated over three years;
•	the availability for use of certain network and system initiatives, including the launch and expansion of our LTE network in various municipalities; and
•	new property, plant and equipment and intangible assets resulting from acquisitions in Cable, Business Solutions, and Media in 2013.

Rogers Communications Inc.	14	Third Quarter 2014

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Interest on long-term debt	199	179	11	584	542	8
Interest on pension liability	2	3	(33)	5	11	(55)
Loss on repayment of long-term debt	-	-	-	29	-	n/m
Foreign exchange loss (gain)	4	(1)	n/m	6	18	(67)
Change in fair value of derivatives	1	4	(75)	-	(15)	n/m
Capitalized interest	(7)	(6)	17	(20)	(18)	11
Other	3	1	200	11	8	38
Total finance costs	202	180	12	615	546	13

Interest on long-term debt this quarter and year to date increased as a result of a higher amount of outstanding debt, partially offset by a decrease in the weighted-average interest rate on our outstanding debt. At September 30, 2014, our long-term debt had a weighted average cost of financing, including short-term borrowings of 5.21% (December 31, 2013 - 5.54% and September 30, 2013 - 5.61%) and a weighted average term to maturity of 11.1 years (December 31, 2013 - 10.3 years and September 30, 2013 - 9.6 years).

In the first quarter this year, we repaid or repurchased US$750 million (Cdn$834 million) of our 6.375% senior notes and US$350 million (Cdn$387 million) of our 5.50% senior notes. In conjunction with the repayment or repurchase of this debt, a $29 million loss was recognized in the first quarter pertaining to previously terminated debt derivatives which were deferred in the hedging reserve until maturity of the notes. This loss relates to transactions in 2008 and 2013 where foreign exchange rates on the related debt derivatives were updated to then current rates.

Foreign exchange losses recognized in 2013 are primarily from the revaluation of US$350 million of senior notes due in 2038, for which the associated debt derivatives had not been designated as hedges for accounting purposes prior to March 6, 2013. Much of this foreign exchange loss was offset by the corresponding change in the fair value of the associated debt derivatives. During 2014, all of our US dollar-denominated debt was hedged for accounting purposes.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Other (expense) income

Other (expense) income includes income and expenses related to certain investments and ventures. We recognized other income of $67 million year to date in 2013, primarily related to a $47 million gain realized on the sale of our investment in TVtropolis.

Income tax expense and cash income taxes paid

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2014	2013	2014	2013
Statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Income before income taxes	465	636	1,421	1,830
Computed income tax expense	123	169	377	485
Non-taxable stock-based compensation	-	3	(6)	2
Other items	10	-	6	(6)
Income tax expense	133	172	377	481

Effective income tax rate	28.6%	27.0%	26.5%	26.3%
Cash income taxes paid	112	114	358	326

Our effective income tax rates for this quarter and year to date were 28.6% and 26.5%, respectively, compared to 27.0% and 26.3% for the same periods last year. The effective income tax rate for this quarter differed from the statutory tax rate primarily due to miscellaneous non-deductible items.

Cash income taxes paid year to date increased as a result of the timing of installment payments.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period, beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2014 to 2016 taxation years will continue to include these additional amounts. While the elimination of the deferral of partnership income affects the timing of cash tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information”.

Rogers Communications Inc.	15	Third Quarter 2014

  Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Net income	332	464	(28)	1,044	1,349	(23)
Basic earnings per share	0.64	0.90	(29)	2.03	2.62	(23)
Diluted earnings per share	0.64	0.90	(29)	1.97	2.60	(24)

  Adjusted net income

  The following table shows how we calculate adjusted net income from adjusted operating profit.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit [1]	1,312	1,341	(2)	3,786	3,826	(1)
Depreciation and amortization	(533)	(477)	12	(1,584)	(1,390)	14
Finance costs [2]	(202)	(180)	12	(586)	(546)	7
Other (expense) income [3]	(12)	(3)	n/m	(11)	20	n/m
Income tax [4]	(160)	(180)	(11)	(428)	(498)	(14)
Adjusted net income [1]	405	501	(19)	1,177	1,412	(17)

Adjusted basic earnings per share [1]	0.79	0.97	(19)	2.29	2.74	(16)
Adjusted diluted earnings per share [1]	0.78	0.97	(20)	2.28	2.73	(16)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude $29 million loss on repayment of long-term debt for the nine months ended September 30, 2014.
[3]	Other income excludes the gain on sale of TVtropolis investment of $47 million for the nine months ended September 30, 2013.
[4]

Income tax excludes $27 million recovery (2013 - $8 million recovery) for the three months ended September 30, 2014 and $51 million recovery (2013 - $17 million recovery) for the nine months ended September 30, 2014, related to income tax impact for adjusted items.

The following table shows the reconciliation of net income to adjusted net income.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Net income	332	464	(28)	1,044	1,349	(23)
Stock-based compensation	9	7	29	25	66	(62)
Restructuring, acquisition and other	91	38	139	130	61	113
Gain on sale of investment	-	-	-	-	(47)	n/m
Loss on repayment of long-term debt	-	-	-	29	-	n/m
Income tax impact of above items	(27)	(8)	n/m	(51)	(25)	104
Income tax adjustment, legislative tax change	-	-	-	-	8	n/m
Adjusted net income [1]	405	501	(19)	1,177	1,412	(17)

[1]

Adjusted net income is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	16	Third Quarter 2014

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

CASH FROM OPERATIONS
Net income for the period	332	464	(28)	1,044	1,349	(23)
Depreciation and amortization	533	477	12	1,584	1,390	14
Finance costs	202	180	12	615	546	13
Income tax expense	133	172	(23)	377	481	(22)
Other	58	13	n/m	46	22	109
Cash provided by operations before changes in non-cash operating items	1,258	1,306	(4)	3,666	3,788	(3)
Change in non-cash operating working capital items	172	128	34	7	71	(90)
	1,430	1,434	-	3,673	3,859	(5)
Income taxes paid	(112)	(114)	(2)	(358)	(326)	10
Interest paid	(261)	(268)	(3)	(648)	(615)	5
Cash provided by operating activities	1,057	1,052	-	2,667	2,918	(9)

CASH USED IN INVESTING
Additions to property, plant and equipment	(638)	(548)	16	(1,702)	(1,537)	11
Change in non-cash working capital items related to property, plant and equipment	38	(20)	n/m	(51)	(155)	(67)
Acquisitions and strategic initiatives	-	(6)	n/m	(3,301)	(847)	n/m
Additions to program rights	(113)	(15)	n/m	(135)	(41)	n/m
Other	7	(7)	n/m	16	27	(41)
Cash used in investing activities	(706)	(596)	18	(5,173)	(2,553)	103

CASH FROM FINANCING
Issuance of long-term debt, net of transaction costs	300	-	n/m	2,855	1,015	181
Repayment of long-term debt and net settlement of derivatives on termination	(300)	(263)	14	(1,989)	(725)	174
Proceeds on short-term borrowings net of repayments	(21)	-	n/m	137	650	(79)
Dividends paid	(235)	(224)	5	(694)	(674)	3
Cash (used in) provided by financing activities	(256)	(487)	(47)	309	266	16

Increase (decrease) in cash and cash equivalents	95	(31)	n/m	(2,197)	631	n/m

Cash and cash equivalents, end of period	104	844	(88)	104	844	(88)

Operating activities

Cash provided by operating activities remained consistent this quarter and decreased by 9% year to date. The change year to date was a result of:

•	a 3% decrease in cash from operations before changes in non-cash operating items;
•	lower net funding provided by non-cash working capital;
•	higher income tax cash payments due to timing; and
•	higher interest payments due to higher long-term debt.

Investing activities

Property, plant and equipment

We spent $638 million this quarter and $1,702 million year to date on property, plant and equipment additions before changes in non-cash working capital items which was higher than the comparative periods of 2013. See “Additions to Property, Plant and Equipment”.

Acquisitions and strategic initiatives

In the first and second quarters, we made total payments of $3.3 billion related to the acquisition of the 700 MHz spectrum licences. Expenditures in 2013 were for our strategic transactions with Shaw, Blackiron, and Sportsnet 360.

Additions to program rights

We spent $113 million this quarter and $135 million year to date on additions to program rights primarily as a result of payments for NHL content.

Rogers Communications Inc.	17	Third Quarter 2014

Financing activities

Bank credit facility and letter of credit facility

Effective April 16, 2014, we increased the amount available under our bank credit facility from $2.0 billion to $2.5 billion and extended the maturity date of the facility to July 2019. Also in April 2014, we arranged for the return and cancellation of approximately $0.4 billion of letters of credit issued in relation to the 2014 spectrum auction, and the corresponding letter of credit facility was permanently cancelled.

At September 30, 2014, we had a total of $2.6 billion of bank and letter of credit facilities, of which there was approximately $0.1 billion utilized under these facilities primarily for outstanding letters of credit. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

Accounts receivable securitization program

This year we received additional funding of $221 million and repaid $84 million of outstanding funding under our accounts receivable securitization program. At September 30, 2014, a total of $787 million was outstanding under the program, which is committed to fund up to a maximum of $900 million. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our statement of financial position and the funding received is recorded as short-term borrowings on our statement of financial position.

Senior note issuances

On March 10, 2014, we issued $1.25 billion and US$750 million (Cdn$816 million) of senior notes for total net proceeds of approximately $2.1 billion after deducting the original issue discount, agents’ fees, and other related expenses. See “Financial Risk Management” for related hedging information. The notes issued consisted of the following:

•	$250 million floating rate senior notes due in 2017;
•	$400 million 2.8% senior notes due in 2019;
•	$600 million 4.0% senior notes due in 2024; and
•	US$750 million 5.0% senior notes due in 2044.

On March 7, 2013, we issued US$1 billion of senior notes for total net proceeds of approximately US$985 million (Cdn$1,015 million). The notes consisted of the following:

•	US$500 million of 3.0% senior notes due in 2023; and
•	US$500 million of 4.5% senior notes due in 2043.

On October 2, 2013, we issued US$1.5 billion of senior notes for total net proceeds of approximately US$1,481 million (Cdn$1,528 million). The notes consisted of the following:

•	US$850 million of 4.1% senior notes due in 2023; and
•	US$650 million of 5.45% senior notes due in 2043.

All the notes issued are unsecured and guaranteed by RCP, ranking equally with all of our other senior unsecured notes and debentures, bank credit and letter of credit facilities.

Senior notes repayments and redemptions and settlement of related derivatives

During the first quarter of 2014, we repaid or repurchased all of the US$750 million 6.375% senior notes due in 2014 and the US$350 million 5.50% senior notes due in 2014. We terminated the related US$1.1 billion of debt derivatives at maturity.

During the second quarter of 2013, we repaid or repurchased all of the US$350 million 6.25% Senior Notes due in June 2013 and terminated the related US$350 million debt derivatives at maturity.

During the third quarter of 2013, we paid $263 million to terminate US$1,075 million of debt derivatives. At the same time, we entered into new debt derivatives with a notional principal of US$1,075 million, with the same terms as those terminated simultaneously, with the exception of the fixed Canadian notional principal.

Rogers Communications Inc.	18	Third Quarter 2014

Dividends

In February 2014, the Board approved an increase in the annualized dividend rate from $1.74 to $1.83 per Class A Voting share and Class B Non-Voting share, to be paid in quarterly amounts of $0.4575. In comparison, in February 2013, the Board increased the annualized dividend rate from $1.58 to $1.74 per Class A Voting and Class B Non-Voting per share.

The table below shows when dividends have been declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid in millions of dollars)

February 14, 2013	March 15, 2013	April 2, 2013	0.435	224
April 23, 2013	June 14, 2013	July 3, 2013	0.435	224
August 15, 2013	September 13, 2013	October 2, 2013	0.435	224
October 23, 2013	December 13, 2013	January 2, 2014	0.435	224

February 12. 2014	March 14, 2014	April 4, 2014	0.4575	235
April 22, 2014	June 13, 2014	July 2, 2014	0.4575	235
August 14, 2014	September 12, 2014	October 1, 2014	0.4575	235

Normal course issuer bid

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. This gives us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, on the TSX, the NYSE, and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. The number of Class B Non-Voting shares we actually buy, and when we buy them, under the normal course issuer bid, if any, will depend upon our evaluation of market conditions, stock prices, our cash position, alternative uses of cash, and other factors.

We have not purchased any shares for cancellation in the nine months ended September 30, 2014. In the second quarter of 2013, 546,674 Class B Non-Voting shares were purchased through the facilities of the TSX for cancellation under the NCIB for a purchase price of $22 million.

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Adjusted operating profit [1]	1,312	1,341	(2)	3,786	3,826	(1)
Property, plant and equipment expenditures	(638)	(548)	16	(1,702)	(1,537)	11
Interest on long-term debt, net of capitalization	(192)	(173)	11	(564)	(524)	8
Cash income taxes	(112)	(114)	(2)	(358)	(326)	10
Free cash flow [1]	370	506	(27)	1,162	1,439	(19)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not a defined term under IFRS, and do not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Free cash flow decreased 27% this quarter and 19% year to date as a result of higher property, plant and equipment expenditures, higher interest on our long-term debt (net of capitalization), and higher year to date cash income taxes.

Rogers Communications Inc.	19	Third Quarter 2014

Financial Condition

We had approximately $2.7 billion of available liquidity at September 30, 2014 (December 31, 2013 - $4.5 billion), which includes:

•	$0.1 billion of cash and cash equivalents;
•	$2.5 billion available under our bank credit facility; and
•	$0.1 billion in funding available under the $0.9 billion accounts receivable securitization program.

In addition to the sources of available liquidity noted above, we held $936 million of marketable securities in publicly traded companies at September 30, 2014.

The weighted average interest rate of our long-term debt was 5.21% at September 30, 2014 (December 31, 2013 - 5.54%, September 30, 2013 - 5.61%) and the weighted average term to maturity of our long-term debt was 11.1 years (December 31, 2013 - 10.3 years, September 30, 2013 - 9.6 years). This comparative decline in our 2014 weighted average interest rate and increased weighted average term to maturity reflects the combined effects of:

•	establishment and utilization of our securitization program;
•	extension and use of the bank credit facility;
•	the public debt issuances completed in March and October 2013 and March 2014, at historically low interest rates for Rogers and long-term maturities ranging up to 30 years; and
•	the scheduled repayments and repurchases of relatively more expensive debt made in June 2013 and March 2014.

As at September 30, 2014, the credit ratings on RCI’s outstanding senior notes and debentures were unchanged from the prior quarter, being:

•	Moody’s Ratings Services Baa1 with a stable outlook (affirmed in February 2014);
•	Standard and Poor’s Ratings Services BBB+ with a stable outlook (affirmed in February 2014); and
•	Fitch Ratings BBB+ with a negative outlook (affirmed in February 2014 with negative outlook, revised from stable).

Financial Risk Management

Debt derivatives

We use cross currency interest exchange agreements to hedge the foreign exchange risk on the principal and interest obligations of our US dollar-denominated long-term debt.

Debt derivatives issued to hedge new senior notes during the nine months ended September 30, 2014:

(In millions of dollars, except interest rates)				Hedging effect
Effective date	Principal/notional amount (US$)	Maturity date	Coupon rate	Interest rate [1]	Equivalent (Cdn$)

March 10, 2014	750	2044	5.00%	4.99%	832

[1]	Converting from a fixed US coupon rate to a weighted average Cdn fixed rate.

At September 30, 2014, we had US$6.0 billion in US dollar-denominated senior notes and debentures, all of which had been hedged using debt derivatives.

Matured debt derivatives during the nine months ended September 30, 2014:

(In millions of dollars) Maturity date	Notional amount (US$)	Net cash (proceeds) settlement (Cdn$)

March 1, 2014	750	(61)
March 15, 2014	350	26
	1,100	(35)

Rogers Communications Inc.	20	Third Quarter 2014

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to hedge the foreign exchange risk on certain forecasted US dollar-denominated expenditures.

Expenditure derivatives entered into during the nine months ended September 30, 2014:

(In millions of dollars, except exchange rates)		Notional amount	Exchange	Converted amount
Trade date	Maturity dates	(US$)	rate	(Cdn$)

February 2014	January 2015 to April 2015	200	1.11	222
May 2014	May 2015 to December 2015	232	1.10	254
June 2014	January 2015 to December 2015	288	1.09	314
July 2014	January 2016 to December 2016	240	1.08	260
Total		960	1.09	1,050

At September 30, 2014, we had US$1,185 million of expenditure derivatives outstanding with terms to maturity ranging from October 2014 to December 2016 at an average rate of 1.08/US$, all of which have been designated as hedges for accounting purposes.

We settled expenditure derivatives of US$675 million for Cdn$690 million year to date, at an average rate of 1.02/US$.

Equity derivatives

We use stock-based compensation derivatives to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs.

At September 30, 2014, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. These derivatives have not been designated as hedges for accounting purposes, so we record changes in their fair value as a stock-based compensation expense and offset a portion of the impact of changes in the market price of RCI Class B shares in the accrued value of the stock-based compensation liability for our stock-based compensation programs. In April 2014, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2015 (from April 2014).

Mark-to-market value of derivatives

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	September 30, 2014
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)

Debt derivatives accounted for as cash flow hedges:
As assets	5,725	1.04	5,952	480
As liabilities	305	1.19	361	(20)
Net mark-to-market asset debt derivatives	6,030	1.05	6,313	460

Equity derivative not accounted for as hedges:
As liabilities				(48)

Expenditure derivatives accounted for as cash flow hedges:
As assets	1,185	1.08	1,284	51
Net mark-to-market asset				463

Rogers Communications Inc.	21	Third Quarter 2014

Adjusted net debt

We use adjusted net debt to conduct valuation-related analysis and make capital structure related decisions. Adjusted net debt includes long-term debt, net debt derivatives assets or liabilities, short-term borrowings and cash and cash equivalents.

(In millions of dollars)	September 30, 2014	December 31, 2013

Long-term debt [1,2]	14,654	13,436
Net debt derivatives (assets) liabilities [2]	(460)	(51)
Short-term borrowings	787	650
Cash and cash equivalents	(104)	(2,301)
Adjusted net debt [3]	14,877	11,734

[1]	Before the reduction in fair value arising from purchase accounting and deferred transaction costs and discounts.
[2]	Includes current and long-term portions.
[3]

Adjusted net debt is a non-GAAP measure. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

In addition to the cash and cash equivalents at September 30, 2014 noted above, we held $936 million of marketable securities in publicly traded companies at September 30, 2014.

Adjusted net debt increased by $3.1 billion year to date primarily as a result of the use of cash on hand from financings completed in October 2013 and March 2014 to pay for our 700 MHz spectrum investment made in April 2014.

Outstanding common shares

	September 30, 2014	December 31, 2013
Common shares [1]
Class A Voting	112,462,000	112,462,000
Class B Non-Voting	402,282,878	402,281,178
Total common shares	514,744,878	514,743,178
Options to purchase Class B Non-Voting shares
Outstanding options	6,012,335	6,368,403
Outstanding options exercisable	3,525,040	4,066,698

1 Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Commitments and contractual obligations

See our 2013 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 18, 20 and 27 of our 2013 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2013 Annual MD&A, since December 31, 2013.

Rogers Communications Inc.	22	Third Quarter 2014

Regulatory Developments

Please see our 2013 Annual MD&A for a discussion of the significant regulations that affected our operations as of February 12, 2014. The following is a list of the significant regulatory developments since that time.

Legislation regarding wholesale domestic wireless roaming rates

In December 2013, the federal government announced that it intended to enact legislation that would cap wholesale domestic wireless roaming rates at amounts no higher than the rates carriers charge their own retail customers. On March 28, 2014, the federal government tabled its proposed legislation to set the maximum wireless domestic roaming rates carriers can charge to one another. The proposed formula the government will use to determine the maximum roaming rates carriers can charge is their revenue from the service divided by the usage of the service in the preceding year. For voice calls, this means the incumbent carrier’s total revenue for incoming and outgoing voice calls, divided by the number of minutes used, in the previous year. For data, it is revenues divided by megabytes, and for text messaging, it is revenues divided by the total number of ingoing and outgoing domestic-only text messages. The proposed legislation was passed into law and came into immediate effect on June 19, 2014. The legislation also provides the CRTC with the power to set domestic roaming rates between carriers, regardless of the formula. The CRTC is conducting a review into wireless roaming rates and the state of wireless wholesale competition, including a public hearing which concluded on October 3, 2014.

700 MHz spectrum auction

Industry Canada’s 700 MHz commercial wireless spectrum auction began on January 14, 2014, and ended on February 13, 2014. Results were announced publicly on February 19, 2014. Ten companies participated in the auction, and 97 of 98 licences were awarded to 8 of those participants, with total proceeds of the auction of $5.27 billion. Rogers acquired 22 licences across Canada at a cost of $3.3 billion. After making payment for the licences and passing the required Canadian Ownership and Control review, Rogers took possession of these 20-year licences on April 3, 2014 and began to deploy the spectrum during the second quarter.

AWS-3 Spectrum Auction

On July 7, 2014, Industry Canada announced that AWS-3 wireless spectrum will be auctioned in 2015 and before the 2500 MHz auction that is currently set to start on April 14, 2015. AWS-3 spectrum comprises the 1755-1780 MHz and 2155-2180 MHz bands. 30 MHz of the 50 MHz of paired spectrum to be auctioned will be reserved for “operating new entrants”. Wireless carriers with less than 10 percent national and 20 percent provincial/territorial wireless subscriber market share will be eligible to bid on the set-aside spectrum in licence areas where they are then providing service. A public consultation was held this summer to determine whether licenses should include deployment requirements of five or ten years and whether a simplified and accelerated auction process, using a sealed-bid format, would be the best approach. Industry Canada is currently reviewing all comments and replies.

Canadian Anti-Spam Legislation

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014 with the exception of those sections of the Act related to the unsolicited installation of computer programs or software which will come into force on January 15, 2015. We believe we are fully in compliance with this new legislation.

Paper Bill Fees

In July 2014, the CRTC released the results of its inquiry on the practice of charging a fee to receive a paper bill in the communications industry and initiated a pan-industry meeting on the matter. After the meeting in August, the CRTC announced its intention to hold a further public proceeding on the topic. Subsequent to that announcement, the Minister of Industry released a statement that the government would be introducing legislation banning paper bills fees for the telecommunications sector.

Updates to Risks and Uncertainties

Please see our 2013 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as of February 12, 2014 and should be reviewed in conjunction with this interim quarterly MD&A. There have been the following significant developments since that date that may contribute to these risks and uncertainties:

Litigation update

System Access Fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan) with various motions and appeals by the parties as described in our 2013 Annual MD&A. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. In March 2014, the court denied this application.

Rogers Communications Inc.	23	Third Quarter 2014

At the same time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In July, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. Rogers has filed its Notice of Appeal in respect of that decision. In August, the Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal in respect of that decision has been filed by the plaintiffs.

System Access Fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada about the system access fees wireless carriers then charged to some of their customers. The class action relates to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs are seeking unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014 the court denied the certification application. An appeal in respect of that decision has been filed by the plaintiffs.

We have not recorded a liability for the above contingencies. The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

Critical Accounting Policies and Estimates

Please see our 2013 Annual MD&A, and our 2013 Annual Audited Consolidated Financial Statements and Notes, for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. There were no changes to these policies and estimates year to date.

New accounting standards adopted

We were required to adopt the following standards on or after January 1, 2014. Adopting these standards had no material impact on our consolidated financial statements:

•	Amendments to IAS 32, Financial Instruments: Presentation
•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement
•	IFRIC 21, Levies

Recent accounting pronouncements not yet effective

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

We expect the application of this new standard will have significant impacts on our reported results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in obtaining customer contracts. The standard is effective for annual periods beginning on or after January 1, 2017.

•

IFRS 9, Financial Instruments (IFRS 9) - In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of

Rogers Communications Inc.	24	Third Quarter 2014

financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted.

•

Amendments to IFRS 11, Joint Arrangements - In May 2014, the IASB issued an amendment to this standard requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

We are assessing the impact of these standards on our consolidated financial statements.

We have not yet adopted certain additional accounting standards, interpretations and amendments that were previously issued but are not yet effective. See our 2013 Annual Audited Consolidated Financial Statements and Notes for details.

Transactions with related parties

In certain instances, we have entered into business transactions with companies whose partners or senior officers are directors of Rogers, including the chairman and chief executive officer of a firm that is paid commissions for insurance coverage, the non-executive chairman of a law firm that provides an immaterial portion of the Company’s legal services, and the chairman of a company that provides printing services. We record these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of our Board of Directors.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2014	2013	% Chg	2014	2013	% Chg

Printing, legal services and commissions paid on premiums for insurance coverage	8	12	(33)	28	33	(15)

We have also entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. The totals received or paid in the three and nine months ended September 30, 2014 and September 30, 2013 were less than $1 million.

Controls and procedures

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. That means our results in one quarter are not a good indication of how we will perform in a future quarter.

Each of Wireless, Cable, Business Solutions and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting our business segments, refer to our 2013 Annual MD&A.

Rogers Communications Inc.	25	Third Quarter 2014

Financial Guidance

We are reaffirming our 2014 annual consolidated guidance ranges for adjusted operating profit, additions to property, plant and equipment, and free cash flow that we provided on February 12, 2014. At this point three quarters through the year, we believe that full year actual results will likely fall towards the low end of the guidance ranges provided for adjusted operating profit and free cash flow, and which is dependent on fourth quarter Wireless device volumes. See the sections entitled “About Forward-Looking Information” in this MD&A and in our 2013 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2013 Annual MD&A, and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Subscriber counts
•	Subscriber churn
•	Average revenue per user (“ARPU”)
•	Capital intensity.

Rogers Communications Inc.	26	Third Quarter 2014

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. These measures are also used by investors, lending institutions, and credit rating agencies as an indicator of our operating performance and our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have a standardized meaning under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit or loss and related margin	•	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.	Net income add back income tax, other income (expense), finance costs, depreciation and amortization, impairment of assets, stock-based compensation, and restructuring, acquisition and other expenses.	Net income
	•	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	•	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	•

To assess the performance of our businesses before the effects of these items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

Net income from continuing operations

add back

stock-based compensation, restructuring, acquisition and other expenses, impairment of assets, gain on sale of investment, loss on repayment of long-term debt, and income tax adjustments on these items including adjustments due to legislative change.

Net income Earnings per share
	•	Excluding these items does not imply they are non-recurring.
Free cash flow	•	An important indicator of our financial strength and performance because it shows how much cash we have available to repay debt and reinvest in our company.	Adjusted operating profit minus spending on property, plant and equipment, interest on long-term debt net of interest capitalized, and cash income taxes.	Cash flows provided by operating activities
	•	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	•	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt plus current portion of long-term debt, deferred transaction costs, net debt derivative assets or liabilities, and short-term borrowings minus cash and cash equivalents.	Long-term debt
	•	We believe this helps investors and analysts analyze our enterprise and equity value and assess various leverage ratios as performance measures.

Rogers Communications Inc.	27	Third Quarter 2014

Reconciliation of adjusted operating profit

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2014	2013	2014	2013

Net income	332	464	1,044	1,349
Add (deduct):
Income tax	133	172	377	481
Other expense (income)	12	3	11	(67)
Finance costs	202	180	615	546
Depreciation and amortization	533	477	1,584	1,390
Stock-based compensation	9	7	25	66
Restructuring, acquisition and other	91	38	130	61
Adjusted operating profit	1,312	1,341	3,786	3,826
Reconciliation of adjusted net income
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2014	2013	2014	2013

Net income	332	464	1,044	1,349
Add (deduct):
Stock-based compensation	9	7	25	66
Restructuring, acquisition and other	91	38	130	61
Loss on repayment of long-term debt	-	-	29	-
Gain on sale of TVtropolis	-	-	-	(47)
Income tax impact of above items	(27)	(8)	(51)	(25)
Income tax adjustment, legislative tax change	-	-	-	8
Adjusted net income	405	501	1,177	1,412
Reconciliation of free cash flow
	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2014	2013	2014	2013

Cash provided by operating activities	1,057	1,052	2,667	2,918
Add (deduct):
Property, plant and equipment expenditures	(638)	(548)	(1,702)	(1,537)
Interest on long-term debt expense, net of capitalization	(192)	(173)	(564)	(524)
Restructuring, acquisition and other	91	38	130	61
Interest paid	261	268	648	615
Change in non-cash working capital	(172)	(128)	(7)	(71)
Other adjustments	(37)	(3)	(10)	(23)
Free cash flow	370	506	1,162	1,439
Reconciliation of adjusted net debt

(In millions of dollars)	September 30, 2014	December 31, 2013

Long-term debt	13,612	12,173
Current portion of long-term debt	930	1,170
Deferred transaction costs	112	93
	14,654	13,436
Add (deduct):
Net debt derivatives assets	(460)	(51)
Short-term borrowings	787	650
Cash and cash equivalents	(104)	(2,301)
Adjusted net debt	14,877	11,734

See “Financial Condition” for more information on adjusted net debt.

Rogers Communications Inc.	28	Third Quarter 2014

How we calculate adjusted earnings per share

(In millions of dollars, except per share amounts;	Three months ended September 30		Nine months ended September 30
number of shares outstanding in millions)	2014	2013	2014	2013

Adjusted basic earnings per share:
Adjusted net income	405	501	1,177	1,412
Divided by: weighted average number of shares outstanding	515	515	515	515
Adjusted basic earnings per share	0.79	0.97	2.29	2.74

Adjusted diluted earnings per share:
Adjusted net income	405	501	1,177	1,412
Divided by: diluted weighted average number of shares outstanding	517	517	517	518
Adjusted diluted earnings per share	0.78	0.97	2.28	2.73

Basic earnings per share:
Net income	332	464	1,044	1,349
Divided by: weighted average number of shares outstanding	515	515	515	515
Basic earnings per share	0.64	0.90	2.03	2.62

Diluted earnings per share:
Net income	332	464	1,044	1,349
Effect on net income of dilutive securities	(3)	-	(25)	-
Diluted net income	329	464	1,019	1,349
Divided by: diluted weighted average number of shares outstanding	517	517	517	518
Diluted earnings per share	0.64	0.90	1.97	2.60

Rogers Communications Inc.	29	Third Quarter 2014

Other Information

Consolidated financial results - quarterly summary

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. This means our results in one quarter are not a good indication of how we will perform in a future quarter. Please see our 2013 Annual Report for a discussion of the seasonal aspects of our business.

The table below shows our consolidated results for the past eight quarters.

	2014			2013				2012
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenue
Wireless	1,880	1,800	1,727	1,851	1,846	1,813	1,760	1,920
Cable	864	872	860	871	873	870	861	852
Business Solutions	96	95	94	98	93	90	93	88
Media	440	475	367	453	440	470	341	434
Corporate items and intercompany eliminations	(28)	(30)	(28)	(30)	(28)	(31)	(28)	(33)
Total operating revenue	3,252	3,212	3,020	3,243	3,224	3,212	3,027	3,261

Adjusted operating profit (loss)
Wireless	888	843	790	696	875	821	765	687
Cable	409	423	409	433	425	431	429	421
Business Solutions	32	28	28	29	29	25	23	27
Media	23	54	(24)	49	55	64	(7)	75
Corporate items and intercompany eliminations	(40)	(35)	(42)	(40)	(43)	(35)	(31)	(34)
Adjusted operating profit [1]	1,312	1,313	1,161	1,167	1,341	1,306	1,179	1,176
Stock-based compensation	(9)	(11)	(5)	(18)	(7)	(1)	(58)	(57)
Restructuring, acquisition and other	(91)	(30)	(9)	(24)	(38)	(14)	(9)	(10)
Depreciation and amortization	(533)	(532)	(519)	(508)	(477)	(463)	(450)	(453)
Impairment of assets	-	-	-	-	-	-	-	(80)
Finance costs	(202)	(188)	(225)	(196)	(180)	(185)	(181)	(183)
Other (expense) income	(12)	(9)	10	14	(3)	60	10	241
Net income before income taxes	465	543	413	435	636	703	491	634
Income tax	(133)	(138)	(106)	(115)	(172)	(171)	(138)	(112)
Net income	332	405	307	320	464	532	353	522

Earnings per share:
Basic	0.64	0.79	0.60	0.62	0.90	1.03	0.69	1.01
Diluted	0.64	0.76	0.57	0.62	0.90	0.93	0.68	1.01

Net income	332	405	307	320	464	532	353	522
Add (deduct):
Stock-based compensation	9	11	5	18	7	1	58	57
Restructuring, acquisition and other	91	30	9	24	38	14	9	10
Loss on repayment of long-term debt	-	-	29	-	-	-	-	-
Impairment of assets	-	-	-	-	-	-	-	80
Gain on sale of TVtropolis	-	-	-	-	-	(47)	-	-
Gain on spectrum distribution	-	-	-	-	-	-	-	(233)
Income tax impact of above items	(27)	(14)	(10)	(5)	(8)	(11)	(6)	12
Income tax adjustment, legislative tax change	-	-	-	-	-	8	-	-
Adjusted net income [1]	405	432	340	357	501	497	414	448

Adjusted earnings per share [1]:
Basic	0.79	0.84	0.66	0.69	0.97	0.97	0.80	0.87
Diluted	0.78	0.84	0.66	0.69	0.97	0.96	0.80	0.86

Additions to property, plant, and equipment	638	576	488	703	548	525	464	707
Free cash flow [1]	370	436	356	109	506	505	428	39
Cash provided by operating activities	1,057	1,202	408	1,072	1,052	1,061	805	668

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	30	Third Quarter 2014

Long-term debt guarantor

As at September 30, 2014, our outstanding public debt, $2.6 billion bank credit and letter of credit facilities and derivatives are unsecured obligations of RCI, as obligor, and RCP, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCP, (iii) our non-guarantor subsidiaries (Other Subsidiaries) on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Three months ended September 30 (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Sep. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013

Selected Statement of Income data measure:
Revenue	5	4	2,799	2,784	479	476	(31)	(40)	3,252	3,224
Net income (loss)	332	464	690	857	(79)	48	(611)	(905)	332	464

Nine months ended September 30 (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Sep. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013

Selected Statement of Income data measures:
Revenue	15	9	8,162	8,245	1,403	1,326	(96)	(117)	9,484	9,463
Net income (loss)	1,044	1,349	2,109	2,438	(287)	480	(1,822)	(2,918)	1,044	1,349

As at period end (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Sep. 30 2014	Dec. 31 2013	Sep. 30 2014	Dec. 31 2013	Sep. 30 2014	Dec. 31 2013	Sep. 30 2014	Dec. 31 2013	Sep. 30 2014	Dec. 31 2013

Selected Balance Sheet data measures:
Current assets	18,607	16,592	13,174	11,035	2,762	3,594	(32,328)	(26,900)	2,215	4,321
Non-current assets	22,570	19,464	16,232	12,731	24,008	21,678	(39,464)	(34,593)	23,346	19,280
Current liabilities	17,154	14,853	6,602	3,014	14,977	15,269	(33,971)	(28,530)	4,762	4,606
Non-current liabilities	15,271	13,018	246	293	1,145	1,186	(1,112)	(171)	15,550	14,326

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	31	Third Quarter 2014

About Forward-Looking Information

This MD&A includes “forward-looking information” within the meaning of applicable securities laws, and assumptions about, among other things, our business, operations and financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates or intentions.

Forward-looking information and statements

•

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook and similar expressions, although not all forward-looking information and statements include them;

•

include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect; and

•	were approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

•	revenue
•	adjusted operating profit
•	property, plant and equipment expenditures
•	cash income tax payments
•	free cash flow
•	dividend payments
•	expected growth in subscribers and the services they subscribe to
•	the cost of acquiring subscribers and deployment of new services
•	continued cost reductions and efficiency improvements
•	the growth of new products and services
•	all other statements that are not historical facts.

We base our conclusions, forecasts and projections on the following factors, among others:

•	general economic and industry growth rates
•	currency exchange rates
•	product pricing levels and competitive intensity
•	subscriber growth
•	pricing, usage and churn rates
•	changes in government regulation
•	technology deployment
•	availability of devices
•	timing of new product launches
•	content and equipment costs
•	the integration of acquisitions
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control, including but not limited to:

•	new interpretations and new accounting standards from accounting standards bodies
•	economic conditions
•	technological change
•	the integration of acquisitions
•	unanticipated changes in content or equipment costs
•	changing conditions in the entertainment, information and communications industries
•	regulatory changes
•	litigation and tax matters
•	the level of competitive intensity
•	the emergence of new opportunities.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	32	Third Quarter 2014

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before you make an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments”, and also fully review the sections “Regulation in Our Industry” and “Governance and Risk Management” in our 2013 Annual MD&A. Our 2013 Annual MD&A can be found online at rogers.com/investors, sedar.com and sec.gov or is available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com/investors. Information in or connected to our website is not part of or incorporated into this MD&A.

Investment community contacts Bruce M. Mann 416.935.3532 bruce.mann@rci.rogers.com Dan R. Coombes 416.935.3550 dan.coombes@rci.rogers.com Bruce Watson 416.935.3582 bruce.watson@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

The third quarter 2014 results teleconference will be held on:

•	October 23, 2014
•	8:00 a.m. Eastern Time
•	webcast available at rogers.com/webcast

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time Rogers management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

Rogers Communications Inc.	33	Third Quarter 2014

For More Information

You can find additional information relating to us, including our Annual Information Form on our website (rogers.com/investors), on SEDAR (sedar.com) and on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other websites referenced in this MD&A is not part of or incorporated into this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	34	Third Quarter 2014

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Three and nine months ended September 30, 2014 and 2013

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013

Operating revenue		$3,252	$3,224	$9,484	$9,463

Operating costs	4	1,949	1,890	5,723	5,703
Restructuring, acquisition and other	7	91	38	130	61
Depreciation and amortization		533	477	1,584	1,390
Finance costs	5	202	180	615	546
Other expense (income)		12	3	11	(67)

Income before income taxes		465	636	1,421	1,830
Income tax		133	172	377	481

Net income for the period		$332	$464	$1,044	$1,349

Earnings per share
Basic	10	$0.64	$0.90	$2.03	$2.62
Diluted	10	$0.64	$0.90	$1.97	$2.60

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Third Quarter 2014

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013

Net income for the period		$332	$464	$1,044	$1,349

Other comprehensive income:

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
(Decrease) increase in fair value		(17)	49	173	164
Related income tax recovery (expense)		1	(6)	(24)	(19)

		(16)	43	149	145

Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments		414	(159)	506	28
Reclassification to net income of (gain) loss on debt derivatives		(320)	105	(358)	(133)
Reclassification to net income for loss on repayment of long-term debt	12	–	–	29	–
Reclassification to net income of gain on expenditure derivatives		(13)	(6)	(47)	(11)
Reclassification to net income for accrued interest		2	10	2	37
Related income tax (expense) recovery		(37)	17	(39)	13

		46	(33)	93	(66)

Other comprehensive income (loss) for the period		30	10	242	79

Comprehensive income for the period		$362	$474	$1,286	$1,428

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2014

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars, unaudited)

	Note	September 30 2014	December 31 2013

Assets

Current assets:
Cash and cash equivalents		$104	$2,301
Accounts receivable		1,452	1,509
Other current assets		565	438
Current portion of derivative instruments	13	94	73

Total current assets		2,215	4,321

Property, plant and equipment		10,494	10,255
Goodwill	6	3,759	3,751
Intangible assets	6, 9	6,586	3,211
Investments	8	1,682	1,487
Derivative instruments	13	437	148
Other long-term assets		349	397
Deferred tax assets		39	31

Total assets		$25,561	$23,601

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	11	$787	$650
Accounts payable and accrued liabilities		2,401	2,344
Income tax payable		188	22
Current portion of provisions		6	7
Current portion of long-term debt	12	930	1,170
Current portion of derivative instruments	13	68	63
Unearned revenue		382	350

Total current liabilities		4,762	4,606

Provisions		37	40
Long-term debt	12	13,612	12,173
Derivative instruments	13	–	83
Other long-term liabilities		273	328
Deferred tax liabilities		1,628	1,702

Total liabilities		20,312	18,932

Shareholders’ equity	14	5,249	4,669

Total liabilities and shareholders’ equity		$25,561	$23,601

Contingent liabilities	17

Subsequent events	6(ii)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2014

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, unaudited)

	Class A Voting shares		Class B Non-Voting shares			Available- for-sale Financial assets reserve		Total shareholders’ equity
Nine months ended September 30, 2014	Amount	Number of shares	Amount	Number of shares	Retained earnings		Hedging reserve

		(000s)		(000s)
Balances, December 31, 2013	$ 72	112,462	$ 401	402,281	$ 3,896	$ 401	$ (101)	$ 4,669

Net income for the period	–	–	–	–	1,044	–	–	1,044
Other comprehensive income:
Available-for-saleinvestments, net of tax	–	–	–	–	–	149	–	149
Derivative instruments, net of tax	–	–	–	–	–	–	93	93

Total other comprehensive income	–	–	–	–	–	149	93	242

Comprehensive income for the period	–	–	–	–	1,044	149	93	1,286

Transactions with shareholders, recorded directly in equity:
Dividends declared	–	–	–	–	(706)	–	–	(706)
Shares issued on exercise of stock options	–	–	–	2	–	–	–	–

Balances, September 30, 2014	$ 72	112,462	$ 401	402,283	$ 4,234	$ 550	$ (8)	$ 5,249

	Class A Voting shares		Class B Non-Voting shares			Available- for-sale Financial assets reserve		Total shareholders’ equity
Nine months ended September 30, 2013	Amount	Number of shares	Amount	Number of shares	Retained earnings		Hedging reserve

		(000s)		(000s)
Balances, December 31, 2012	$ 72	112,462	$ 397	402,788	$ 3,046	$ 243	$ 10	$3,768

Net income for the period	–	–	–	–	1,349	–	–	1,349
Other comprehensive income:
Available-for-saleinvestments, net of tax	–	–	–	–	–	145	–	145
Derivative instruments, net of tax	–	–	–	–	–	–	(66)	(66)

Total other comprehensive income	–	–	–	–	–	145	(66)	79

Comprehensive income for the period	–	–	–	–	1,349	145	(66)	1,428

Transactions with shareholders, recorded directly in equity:
Repurchase of Class B
Non-Voting shares	–	–	(1)	(547)	(21)	–	–	(22)
Dividends declared	–	–	–	–	(672)	–	–	(672)
Shares issued on exercise of stock options	–	–	3	66	–	–	–	3

Total transactions with shareholders	–	–	2	(481)	(693)	–	–	(691)

Balances, September 30, 2013	$ 72	112,462	$ 399	402,307	$3,702	$ 388	$ (56)	$ 4,505

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2014

 Rogers Communications Inc.

 Interim Condensed Consolidated Statements of Cash Flows

 (In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013

Cash provided by (used in):

Operating activities:
Net income for the period		$332	$464	$1,044	$1,349
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization		533	477	1,584	1,390
Gain on sale of TVtropolis		–	–	–	(47)
Program rights amortization		15	11	47	35
Finance costs	5	202	180	615	546
Income tax		133	172	377	481
Pension contributions, net of expense		18	(8)	(49)	(25)
Stock-based compensation	15	9	7	25	66
Other		16	3	23	(7)

		1,258	1,306	3,666	3,788

Change in non-cash operating working capital items		172	128	7	71

		1,430	1,434	3,673	3,859
Income taxes paid		(112)	(114)	(358)	(326)
Interest paid		(261)	(268)	(648)	(615)

Cash provided by operating activities		1,057	1,052	2,667	2,918

Investing activities:
Additions to property, plant and equipment		(638)	(548)	(1,702)	(1,537)
Change in non-cash working capital items related to property, plant and equipment		38	(20)	(51)	(155)
Acquisitions and other strategic transactions	9	–	(6)	(3,301)	(847)
Proceeds on sale of TVtropolis		–	–	–	59
Additions to program rights		(113)	(15)	(135)	(41)
Other		7	(7)	16	(32)

Cash used in investing activities		(706)	(596)	(5,173)	(2,553)

Rogers Communications Inc.	5	Third Quarter 2014

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013

Financing activities:
Issuance of long-term debt		300	–	2,882	1,030
Repayment of long-term debt		(300)	–	(2,021)	(356)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts		–	(263)	(2,115)	(1,029)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts		–	–	2,150	662
Transaction costs incurred	12	–	–	(30)	(17)
Repurchase of Class B Non-Voting shares	14	–	–	–	(22)
Proceeds received on short-term borrowings	11	25	–	221	650
Repayments on short-term borrowings	11	(46)	–	(84)	–
Dividends paid		(235)	(224)	(694)	(652)

Cash (used in) provided by financing activities		(256)	(487)	309	266

Change in cash and cash equivalents		95	(31)	(2,197)	631

Cash and cash equivalents, beginning of period		9	875	2,301	213

Cash and cash equivalents, end of period		$104	$844	$104	$844

The changes in non-cash operating working capital items are as follows:
Accounts receivable		$(47)	$38	$67	$188
Other current assets		(39)	54	(143)	(64)
Accounts payable and accrued liabilities		280	56	51	(29)
Unearned revenue		(22)	(20)	32	(24)

		$172	$128	$7	$71

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances. As at September 30, 2014 and 2013, the balance of cash and cash equivalents was comprised of cash and demand deposits.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2014

Rogers Communications Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF BUSINESS

Rogers Communications Inc. (RCI) is a diversified Canadian communications and media group. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in the following four segments:

Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for medium and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, digital media, multi-platform shopping, publishing and sports media and entertainment

Wireless, Cable and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP) and certain other wholly owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc. and its subsidiaries.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. In addition to the business segments discussed below, RCI also holds interests in various investments and ventures.

Statement of compliance

We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2014 (third quarter 2014 interim financial statements), in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013 (2013 financial statements), with the exception of those new accounting policies that were adopted on January 1, 2014 as more fully described in note 2 below. These third quarter 2014 interim financial statements were approved by the Audit Committee on October 22, 2014.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The notes presented in these third quarter 2014 interim financial statements include only significant changes and transactions occurring since December 31, 2013, and do not include all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These third quarter 2014 interim financial statements should be read in conjunction with the 2013 financial statements. All amounts are expressed in millions of Canadian dollars, except per share amounts, or as otherwise indicated.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

New accounting standards

We were required to adopt the following standards on or after January 1, 2014. Adopting these standards had no material impact on our consolidated financial statements:

•	Amendments to IAS 32, Financial Instruments: Presentation
•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement
•	IFRIC 21, Levies

Rogers Communications Inc.	7	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

Recent accounting pronouncements not yet effective

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

We expect the application of this new standard will have significant impacts on our reported results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in obtaining customer contracts. The standard is effective for annual periods beginning on or after January 1, 2017.

•

IFRS 9, Financial Instruments (IFRS 9) - In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted.

•

Amendments to IFRS 11, Joint Arrangements - In May 2014, the IASB issued an amendment to this standard requiring business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

We are assessing the impact of these standards on our consolidated financial statements.

We have not yet adopted certain additional accounting standards, interpretations and amendments that were previously issued but are not yet effective. See our 2013 financial statements for details.

Rogers Communications Inc.	8	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions and eliminations of inter-segment revenue and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is income before restructuring, acquisition and other, stock-based compensation, depreciation and amortization, finance costs, other expense (income) and income taxes.

Information by segment

Three months ended September 30, 2014	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue		$1,880	$864	$96	$ 440	$(28)	$3,252

Operating costs[1]		992	455	64	417	12	1,940

Adjusted operating profit		888	409	32	23	(40)	1,312

Restructuring, acquisition and other	7						91
Stock-based compensation[1]	15						9
Depreciation and amortization							533
Finance costs	5						202
Other expense							12

Income before income taxes							$ 465

1Included in operating costs on the interim condensed consolidated statements of income. See note 4.

Three months ended September 30, 2013	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		$1,846	$873	$93	$ 440	$(28)	$3,224

Operating costs[1]		971	448	64	385	15	1,883

Adjusted operating profit		875	425	29	55	(43)	1,341

Restructuring, acquisition and other	7						38
Stock-based compensation[1]	15						7
Depreciation and amortization							477
Finance costs	5						180
Other expense							3

Income before income taxes							$ 636

1Included in operating costs on the interim condensed consolidated statements of income. See note 4.

Rogers Communications Inc.	9	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

Nine months ended September 30, 2014	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue		$ 5,407	$ 2,596	$ 285	$ 1,282	$ (86)	$ 9,484

Operating costs[1]		2,886	1,355	197	1,229	31	5,698

Adjusted operating profit		2,521	1,241	88	53	(117)	3,786

Restructuring, acquisition and other	7						130
Stock-based compensation[1]	15						25
Depreciation and amortization							1,584
Finance costs	5						615
Other expense							11

Income before income taxes							$1,421

1 Included in operating costs on the interim condensed consolidated statements of income. See note 4.

Nine months ended September 30, 2013	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		$ 5,419	$ 2,604	$ 276	$ 1,251	$ (87)	$ 9,463

Operating costs[1]		2,958	1,319	199	1,139	22	5,637

Adjusted operating profit		2,461	1,285	77	112	(109)	3,826

Restructuring, acquisition and other	7						61
Stock-based compensation[1]	15						66
Depreciation and amortization							1,390
Finance costs	5						546
Other income							(67)

Income before income taxes							$ 1,830

1 Included in operating costs on the interim condensed consolidated statements of income. See note 4.

Rogers Communications Inc.	10	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 4: OPERATING COSTS

		Three months ended September 30		Nine months ended September 30
		2014	2013	2014	2013

Cost of equipment sales and direct channel subsidies		$362	$323	$995	$1,052
Merchandise for resale		53	46	150	135
Other external purchases		1,022	1,003	3,054	3,009
Employee salaries and benefits and stock-based compensation		512	518	1,524	1,507

		$1,949	$1,890	$5,723	$5,703

NOTE 5: FINANCE COSTS
		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013

Interest on long-term debt		$199	$179	$584	$542
Interest on pension liability		2	3	5	11
Loss on repayment of long-term debt	12	–	–	29	–
Foreign exchange loss (gain)		4	(1)	6	18
Change in fair value of derivative instruments		1	4	–	(15)
Capitalized interest		(7)	(6)	(20)	(18)
Other		3	1	11	8

		$202	$180	$615	$546

NOTE 6: BUSINESS COMBINATIONS

(i) Cellcom Wireless Incorporated (Cellcom)

In January 2014, we completed an asset acquisition of certain dealer stores for cash consideration of $46 million, which was paid as a deposit in the fourth quarter of 2013. The acquisition has been accounted for in accordance with IFRS 3, Business Combinations and resulted in the recognition of current assets of $2 million, customer relationships of $35 million and goodwill of $9 million. This goodwill is tax deductible and was allocated to the Wireless segment. The customer relationships are being amortized over a period of five years. We incurred no transaction costs as a result of this acquisition.

(ii) Source Cable Limited (Source) - subsequent event

In October 2014, we signed an agreement to acquire 100% of the common shares of Source for approximately $160 million. Source is a Cable, Internet, and phone service provider situated in Hamilton, Ontario, and its subscriber footprint is situated adjacent to existing Rogers cable systems. We have not yet completed our assessment of the acquisition date fair value of the assets acquired and liabilities assumed as we are in the process of completing the valuation of tangible and intangible assets acquired. The acquisition of Source is expected to close in the fourth quarter of 2014.

Rogers Communications Inc.	11	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 7:  RESTRUCTURING, ACQUISITION AND OTHER

During the three and nine months ended September 30, 2014, we incurred:

•	$79 million and $113 million, respectively, of restructuring expenses mainly for costs relating to the reorganization associated with the implementation of the Rogers 3.0 reorganization plan, and
•	$12 million and $17 million, respectively, of acquisition related expenses and other costs.

The table below shows the additions to liabilities related to the restructuring, acquisition and other costs and payments made against the liabilities in the nine months ended September 30, 2014.

	December 31 2013	Additions	Payments	September 30 2014

Restructuring costs	$44	$113	$(98)	$ 59
Acquisition and other costs	19	17	(20)	16

	$63	$130	$(118)	$ 75

The remaining liability of $75 million as at September 30, 2014, is included in accounts payable and accrued liabilities and other long-term liabilities.

NOTE 8:  INVESTMENTS

	September 30 2014	December 31 2013

Publicly traded companies	$936	$809
Private companies	136	103

Available-for-sale investments	1,072	912
Investments in joint arrangements and associates	610	575

	$1,682	$1,487

NOTE 9:  INTANGIBLE ASSETS

We participated in the 700 MHz spectrum auction in Canada, which concluded in February 2014, and were awarded spectrum licences consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band spectrum covering the vast majority of the Canadian population. We paid $3,292 million to Industry Canada ($658 million on March 5, 2014 and $2,634 million on April 2, 2014). In addition, $9 million of costs directly attributable to the acquisition of the spectrum licences were capitalized, resulting in a total cost of $3,301 million. The spectrum licences are included as intangible assets in the Wireless segment.

We have designated these spectrum licences as assets with indefinite useful lives for accounting purposes since we believe they are likely to be renewed for the foreseeable future.

Rogers Communications Inc.	12	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 10: EARNINGS PER SHARE

The following table shows the calculation of basic and diluted earnings per share for the three and nine months ended September 30, 2014 and 2013:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Net income for the period	$332	$464	$1,044	$1,349

Denominator (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515

Effect of dilutive securities:
Employee stock options	2	2	2	3

Weighted average number of shares outstanding - diluted	517	517	517	518

Earnings per share:
Basic	$0.64	$0.90	$2.03	$2.62
Diluted	0.64	0.90	1.97	2.60

For the three and nine months ended September 30, 2014, accounting for outstanding share-based payments using the equity-settled method of stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and nine months ended September 30, 2014 was reduced by $3 million and $25 million (2013 - nil and nil), respectively, in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

A total of 1,286,378 and 1,295,837 options were out of the money for the holder for the three and nine months ended September 30, 2014 (2013 - 58,870 and 25,435), respectively. These options were excluded from the calculation of the effect of dilutive securities since they were anti-dilutive.

NOTE 11: ACCOUNTS RECEIVABLE SECURITIZATION

	September 30 2014	December 31 2013

Trade accounts receivable sold to buyer as security	1,016	1,091
Short-term borrowings from buyer	(787)	(650)

Overcollateralization	$229	$441

During the three and nine months ended September 30, 2014, we received an additional $25 million and $221 million (2013 - $nil and $650 million) respectively, of funding under the accounts receivable securitization program and repaid $46 million and $84 million (2013 - $nil and $nil) respectively, which changed our total funding under the program to $787 million (2013 - $650 million).

We incurred interest costs of $4 million and $10 million respectively, during the three and nine months ended September 30, 2014 (2013 - $3 million and $7 million) respectively, as a result of the securitization program, which we recorded in finance costs.

Rogers Communications Inc.	13	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: LONG-TERM DEBT

	Due date			Principal amount	Interest rate	September 30 2014	December 31 2013

Bank credit facility					Floating	$–	$–
Senior notes[1]	2014	$	US	750	6.375%	–	798
Senior notes[2]	2014		US	350	5.50%	–	372
Senior notes[1]	2015		US	550	7.50%	616	585
Senior notes[2]	2015		US	280	6.75%	314	298
Senior notes	2016			1,000	5.80%	1,000	1,000
Senior notes	2017			500	3.00%	500	500
Senior notes	2017			250	Floating	250	–
Senior notes	2018		US	1,400	6.80%	1,568	1,489
Senior notes	2019			400	2.80%	400	–
Senior notes	2019			500	5.38%	500	500
Senior notes	2020			900	4.70%	900	900
Senior notes	2021			1,450	5.34%	1,450	1,450
Senior notes	2022			600	4.00%	600	600
Senior notes	2023		US	500	3.00%	560	532
Senior notes	2023		US	850	4.10%	952	904
Senior notes	2024			600	4.00%	600	–
Debentures[2]	2032		US	200	8.75%	224	213
Senior notes	2038		US	350	7.50%	392	372
Senior notes	2039			500	6.68%	500	500
Senior notes	2040			800	6.11%	800	800
Senior notes	2041			400	6.56%	400	400
Senior notes	2043		US	500	4.50%	560	532
Senior notes	2043		US	650	5.45%	728	691
Senior notes	2044		US	750	5.00%	840	–
						14,654	13,436
Deferred transaction costs and discounts						(112)	(93)
Less current portion						(930)	(1,170)

						$13,612	$12,173

[1]	Senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (RCP) is an unsecured co-obligor.
[2]	Senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

Bank credit and letter of credit facilities

Effective April 16, 2014, we re-negotiated the terms of our credit facility to increase the amount available under our bank credit facility from $2.0 billion to $2.5 billion while extending the maturity date from July 20, 2017 to July 19, 2019. The $2.5 billion bank credit facility is available on a fully revolving basis until maturity on July 19, 2019 and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the bank credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% (1.00% to 2.25% prior to April 1, 2014) over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

Also in April 2014, we arranged for the return and cancellation of approximately $0.4 billion of letters of credit issued in relation to the 700 MHz spectrum auction completed earlier this year and the corresponding letter of credit facility was permanently cancelled.

At September 30, 2014, we had a total of $2.6 billion of bank and letter of credit facilities (December 31, 2013 - $2.5 billion), of which there was approximately $0.1 billion utilized under these facilities related to outstanding letters of credit (December 31, 2013 - $0.5 billion of letters of credit).

Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

Senior notes

Interest is paid on our senior notes as follows:

•	semi-annually on all of our fixed rate senior notes and debentures, and

•	quarterly on our floating rate senior notes.

Rogers Communications Inc.	14	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

We have the option to redeem each of our fixed rate senior notes and debentures, in whole or in part, at any time, if we pay the specified premium.

Issuance of senior notes

The table below provides a summary of the senior notes that we issued in the first nine months of 2014 and 2013.

Date Issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds[1]	Transaction costs and discounts[2]

2014 Issuances

March 10, 2014	Cdn $ 250	2017	Floating	100.00%
March 10, 2014	Cdn $ 400	2019	2.80%	99.972%
March 10, 2014	Cdn $ 600	2024	4.00%	99.706%
March 10, 2014	US $ 750	2044	5.00%	99.231%
Subtotal					Cdn $2,082	Cdn $24

2013 Issuances

March 7, 2013	US $ 500	2023	3.00%	99.845%
March 7, 2013	US $ 500	2043	4.50%	99.055%
Subtotal	US $ 1,000				Cdn $1,030	Cdn $15

1 Gross proceeds before transaction costs and discounts.

2 Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the   effective interest method.

Each of the above senior notes are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other senior notes and debentures, bank credit and letter of credit facilities. We use debt derivatives to hedge the foreign exchange risk associated with the principal and interest components of all our US dollar denominated senior notes and debentures (see note 13).

Repayment of senior notes and related derivative settlements

During the nine months ended September 30, 2014, we repaid or repurchased our US $750 million ($834 million) and US $350 million ($387 million) senior notes due 2014, totalling $1,221 million. In addition, the debt derivatives related to these senior notes matured in March 2014.

Upon the repayment or repurchase of these senior notes, a $29 million loss, which was deferred in the hedging reserve in prior years, was recognized in net income. This loss relates to transactions in 2008 and 2013 where contractual foreign exchange rates on the related debt derivatives were renegotiated to then current rates.

During the nine months ended September 30, 2013, we repaid or repurchased our US $350 million ($356 million) senior notes due 2013. At the same time, the associated debt derivatives were also settled at maturity.

See note 13 for more information about our debt derivatives.

US dollar denominated long-term debt and weighted average interest rate

As at September 30, 2014, we have US $6.03 billion (2013 - US $6.38 billion) of US Dollar denominated long-term debt which was 100% hedged against fluctuations in foreign exchange rates.

Our effective weighted average rate on all debt and short-term borrowings as at September 30, 2014, including the effect of all of the associated debt derivative instruments (see note 13), was 5.21% (December 31, 2013 - 5.54%).

Rogers Communications Inc.	15	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 13: FINANCIAL INSTRUMENTS

Derivative instruments

We use derivative instruments to manage risks related to certain activities we are involved with. They include:

	The risk they manage	Types of derivative instruments
Debt derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US denominated long-term debt	• Cross-currency interest rate exchange agreements • Foreign currency exchange forward agreements (from time to time as necessary)
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

All of our currently outstanding debt derivatives and expenditure derivatives have been designated as effective hedges for accounting purposes.

We use derivatives only to manage risk, and not for speculative purposes.

Debt derivatives

We completed the following transactions related to our debt derivatives:

•	entered into new debt derivatives to hedge senior notes issued,
•	settled maturing debt derivatives in conjunction with the repayment or repurchase of the related senior notes, and
•	terminated existing debt derivatives and entered into new debt derivatives with different terms to hedge existing senior notes.

New debt derivatives to hedge senior notes issued

During the nine months ended September 30, 2014 and 2013, we entered into the following debt derivatives to hedge senior notes issued during the period.

		US $		Hedging effect
Effective date	Principal/ notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate[1]	Equivalent (Cdn$)

March 10, 2014	$ 750	2044	5.00%	4.99%	$832

March 7, 2013	$ 500	2023	3.00%	3.62%	$515
March 7, 2013	500	2043	4.50%	4.60%	515

Subtotal	$ 1,000				$1,030

1 Converting from a fixed US$ coupon rate to a weighted average Cdn $ fixed rate.

Matured debt derivatives

During the nine months ended September 30, 2014 and 2013, the following debt derivatives matured in conjunction with the repayment or repurchase of the related senior notes.

Maturity date	Notional Amount (US$)	Net cash settlement (proceeds) (Cdn$)

March 1, 2014	$ 750	$ (61)
March 15, 2014	350	26
Subtotal	$ 1,100	$ (35)

June 17, 2013	$ 350	$ 104

Terminated and replaced existing debt derivatives and entered into new debt derivatives

During the nine months ended September 30, 2013, we terminated existing debt derivatives and entered into new debt derivatives with different terms to hedge existing senior notes.

Rogers Communications Inc.	16	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

	Terminated debt derivatives				New debt derivatives				Hedging effect

Termination date	Notional amount		Original maturity date	Cash settlement	Date entered	Derivative amount		New maturity date	Fixed weighted average	Fixed Canadian equivalent

March 6, 2013	US $	350	2018	Nil	March 6, 2013	US $	350	2038	7.62%	$359

Expenditure derivatives

During the nine months ended September 30, 2014, we entered into expenditure derivatives to manage foreign exchange risk on certain forecasted expenditures as follows.

Trade date	Maturity dates	Notional amount (US$)	Exchange Rate	Converted amount (Cdn$)

February 2014	January 2015 to April 2015	$200	1.11	$222
May 2014	May 2015 to December 2015	232	1.10	254
June 2014	January 2015 to December 2015	288	1.09	314
July 2014	January 2016 to December 2016	240	1.08	260
		$960	1.09	$1,050

As at September 30, 2014, we had US $1,185 million of expenditure derivatives outstanding with terms to maturity ranging from October 2014 to December 2016, at an average rate of $1.08/US$.

In the three and nine months ended September 30, 2014, we settled expenditure derivatives of US $225 million for Cdn $232 million at an average rate of $1.03/US$ and US $675 million for Cdn $690 million at an average rate of $1.02/US$, respectively.

We record changes in fair value of these expenditure derivatives in other comprehensive income, with ineffectiveness recorded directly in net income. Once the hedged transaction affects net income, equivalent amounts are recycled into net income from the hedging reserve.

Equity derivatives

In February and March 2013, we entered into equity derivatives to hedge market price appreciation risk associated of 5.7 million RCI Class B Non-Voting shares that have been granted under our stock-based compensation programs for stock options, restricted share units (RSUs) and deferred share units (DSUs) (see note 15). The equity derivatives were entered into at a weighted average price of $50.37 with original terms to maturity of one year, extendible for further one year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes. We record changes in the fair value of the equity derivatives through stock-based compensation expense offsetting a portion of the impact of changes in the recorded amount of the stock-based compensation liability for stock options, RSUs and DSUs.

In April 2014, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates to April 2015 (from April 2014).

During the three and nine months ended September 30, 2014, we recognized an expense of $4 million and $30 million (2013 - $19 million and $31 million), respectively, in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As of September 30, 2014, the fair value of the equity derivatives was a liability of $48 million (December 31, 2013 - $13 million), which is included in the current portion of derivative instruments liabilities.

Fair values

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using market values from similar transactions or well established market, asset based or projected income valuation techniques. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of these derivatives in an asset position, a credit-adjusted curve for the financial institutions is used to determine the estimated credit-adjusted value for each derivative. For these derivatives in a liability position, a credit-adjusted curve for representative corporations is used to determine the estimated credit-adjusted value for each derivative.

Rogers Communications Inc.	17	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

Our disclosure of the fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	We determine fair value of financial assets and financial liabilities in Level 1 by referring to quoted prices in active markets for identical assets and liabilities.
•	Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices.
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2014 or December 31, 2013.

The table below shows the financial instruments carried at fair value by valuation method as at September 30, 2014 and December 31, 2013.

			Fair value measurements at reporting date
	Carrying amount		Level 1		Level 2
	Sept. 30 2014	Dec. 31 2013	Sept. 30 2014	Dec. 31 2013	Sept. 30 2014	Dec. 31 2013

Financial assets

Available-for-sale, measured at fair value:
Investments in publiclytraded companies	$936	$809	$936	$809	$–	$–
Held-for-trading:
Debt derivatives accounted for ascash flow hedges	480	184	–	–	480	184
Expenditure derivatives accountedfor as cash flow hedges	51	37	–	–	51	37

	$1,467	$1,030	$936	$809	$531	$221

Financial liabilities

Held-for-trading:
Debt derivatives accounted for ascash flow hedges	$20	$133	$–	$–	$20	$133
Expenditure derivatives accountedfor as cash flow hedges	–	–	–	–	–	–
Equity derivatives not accountedfor as hedges	48	13	–	–	48	13

	$68	$146	$–	$–	$68	$146

We measure our long-term debt initially at fair value, and then at amortized cost using the effective interest method. The fair value of our long-term debt as at September 30, 2014 is estimated as follows.

	September 30, 2014		December 31, 2013
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]

Long-term debt (including current portion)	$14,542	$16,060	$13,343	$14,463

[1]	Long-term debt (including current portion) is measured at level 2 in the fair value hierarchy, based on period-end estimated market yields.

We did not have any non-derivative held-to-maturity financial assets as at September 30, 2014 or December 31, 2013.

Rogers Communications Inc.	18	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 14: SHAREHOLDERS’ EQUITY

Dividends

In February 2014, the Board of Directors approved an increase in the annualized dividend rate from $1.74 to $1.83 per Class A Voting share and Class B Non-Voting share to be paid in quarterly amounts of $0.4575 per share. The quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

During 2014, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividends per share

February 12, 2014	April 4, 2014	$0.4575
April 22, 2014	July 2, 2014	$0.4575
August 14, 2014	October 1, 2014	$0.4575

Normal course issuer bid

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. This gives us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, on the TSX, the NYSE and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. The number of Class B Non-Voting shares we actually buy, and when we buy them, under the normal course issuer bid, if any, will depend upon our evaluation of market conditions, stock prices, our cash position, alternative uses of cash and other factors.

We did not buy any shares for cancellation during the three and nine months ended September 30, 2014.

In the three months and nine months ended September 30, 2013, we repurchased for cancellation a total of 546,674 Class B Non-Voting shares for a total purchase price of $22 million, resulting in a reduction to Class B Non-Voting share capital and retained earnings of $1 million and $21 million, respectively. All of these were effected through the facilities of the TSX.

Rogers Communications Inc.	19	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 15: STOCK-BASED COMPENSATION

The table below is a summary of our stock-based compensation expense (recovery), which is included in employee salaries and benefits expense.

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013

Stock options		$(3)	$14	$(24)	$9
Restricted share units (RSUs)		8	9	20	24
Deferred share units (DSUs)		–	3	(1)	2
Equity derivative effect, net ofinterest receipt	13	4	(19)	30	31

		$9	$7	$25	$66

We paid $4 million and $45 million during the three and nine months ended September 30, 2014, respectively, to holders of stock options, RSUs and DSUs upon exercise using the cash settlement feature (2013 - $8 million and $82 million).

Stock options

Summary of stock options

The table below is a summary of the stock option plans, including performance options.

		Nine months ended September 30, 2014
	Number of options	Weighted average exercise price

Outstanding, beginning of period	6,368,403	$37.39
Granted	843,839	42.94
Exercised	(1,096,138)	33.92
Forfeited	(103,769)	43.27

Outstanding, end of period	6,012,335	$38.70

Exercisable, end of period	3,525,040	$35.48

Included in the above table are grants of 62,989 and 843,839 performance options to certain key executives during the three and nine months ended September 30, 2014, respectively.

Restricted share units

Summary of RSUs

The table below is a summary of the RSUs outstanding, including performance RSUs.

Nine months ended September 30, 2014
Number of units

Outstanding, beginning of period	2,472,390
Granted and reinvested dividends	1,209,907
Exercised	(804,274)
Forfeited	(166,440)

Outstanding, end of period	2,711,583

Included in the above table are grants of 32,302 and 281,042 performance RSUs to certain key executives during the three and nine months ended September 30, 2014, respectively.

Rogers Communications Inc.	20	Third Quarter 2014

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 16: RELATED PARTY TRANSACTIONS

Transactions with key management personnel

We have entered into business transactions with companies whose partners or senior officers are Directors of Rogers which include:

•	the chairman and chief executive officer of a firm that is paid commissions for insurance coverage,
•	the non-executive chairman of a law firm that provides an immaterial portion of our legal services, and
•	the chairman of a company that provides printing services.

We record these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit Committee.

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Printing, legal services and commission paid on premiums for insurance coverage	$8	$12	$28	$33

Controlling shareholder

We have also entered into certain transactions with our ultimate controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. The totals received or paid during the three and nine months ended September 30, 2014 and 2013 were less than $1 million, respectively.

NOTE 17: CONTINGENT LIABILITIES

System Access Fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan) with various motions and appeals by the parties as described in our 2013 Annual MD&A. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. In March 2014, the court denied this application.

At the same time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In July, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. Rogers has filed its Notice of Appeal in respect of that decision. In August, the Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal in respect of that decision has been filed by the plaintiffs.

System Access Fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada about the system access fees wireless carriers then charged to some of their customers. The class action relates to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs are seeking unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014 the court denied the certification application. An appeal in respect of that decision has been filed by the plaintiffs.

We have not recorded a liability for the above contingencies. The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

Rogers Communications Inc.	21	Third Quarter 2014